August 5, 2024

Thomas Heimann
Co-Manager
Cloud Title Partners LLC
200 Central Avenue, 4th Floor
Saint Petersburg, FL 33701

       Re: Cloud Title Partners LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Offering Statement on Form 1-A
           Filed August 1, 2024
           File No. 024-12471
Dear Thomas Heimann:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
Prior Performance, page 45

1. We note your disclosure on page 36 that Mr. Heimann has operated real estate and title insurance companies in the past. If applicable, please provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.
Signatures, page 58

2. Please separately include the signature blocks for you, and for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body. See Instructions 1 and 3 to the Signatures section of Form 1-A.
 August 5, 2024
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Louis Amatucci, Esq.